William J. Tuttle, P.C. To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

  July 26, 2024

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oaktree Strategic Credit Fund

Registration Statement on Form N-14

Ladies and Gentlemen,

Oaktree Strategic Credit Fund, a Delaware statutory trust (the “Company”), has today filed with the Securities and Exchange Commission a Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Company’s offer to exchange its outstanding 8.400% Notes due 2028 and 6.500% Notes due 2029 for an equal aggregate principal amount of 8.400% Notes due 2028 and 6.500% Notes due 2029, respectively, that have been registered under the Securities Act.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.

William J. Tuttle, P.C.

cc:  Erin M. Lett, Kirkland & Ellis LLP

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong  Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai